Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Second Quarter 2012 Earnings Report

All financial information is in U.S. dollars unless otherwise indicated.  Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” the “Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated. This management discussion and analysis (“MD&A”) should be read in conjunction with our other 2012 unaudited interim condensed consolidated financial statements and our audited consolidated financial statements and MD&A for the year ended December 31, 2011.

Second Quarter 2012 Results

In the second quarter of 2012, we generated profit of $189 million compared to record profit of $225 million for the second quarter of 2011.  For the six months ended June 30, 2012, we generated profit of $380 million, nearly matching the record profit of $388 million for the six months ended June 30, 2011.  The modest declines were primarily due to an increase in depreciation expense and a decline in the mark-to-market values of our open feedstock derivatives, offset slightly during the six month period by higher margins in our Olefins/Polyolefins business unit.

In the second quarter of 2012, our operating activities provided $401 million of cash, compared to $213 million in the second quarter of 2011.  In the first half of 2012, our operating activities provided $633 million of cash, compared to $258 million in the first half of 2011.  The increases in cash were driven by continued strong earnings and a decrease in working capital.

The Olefins/Polyolefins business unit generated $340 million of operating profit in the second quarter of 2012 versus operating profit of $367 million in the second quarter of 2011. The quarter-over-quarter decline was due to an increase in depreciation expense and lower margins which were partially offset by higher sales volumes.  For the six months ended June 30, 2012, the business unit generated operating profit of $648 million, equal to the operating profit for the six months ended June 30, 2011.

The Performance Styrenics segment reported operating profit from continuing operations of $1 million in the second quarter of 2012 versus operating profit from continuing operations of $2 million in the second quarter of 2011.  For the six months ended June 30, 2012, the segment generated operating profit from continuing operations of $6 million compared to $5 million for the six months ended June 30, 2011.  The year-over-year improvement was due to higher expandable polystyrene (“EPS”) margins.

Highlights

In June 2012, we began utilizing ethane/propane (“E/P”) mix as one of the feedstocks for our Corunna cracker.  Utilizing E/P feedstock is another crucial step in the diversification of Corunna feedstock sources as we convert the facility to consume up to 100% natural gas liquids.

In May 2012, we announced that we signed a letter of intent with PFB Corporation (“PFB”), for a subsidiary of PFB to acquire NOVA Chemicals’ Performance Styrenics business, including the EPS and ARCEL® resin products.  NOVA Chemicals expects to acquire an equity stake in PFB and hold two seats on PFB’s Board of Directors following closing.

Basis of Presentation

Our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2012 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2011.

NOVA Chemicals Financial Highlights

	Three Months Ended		Six Months Ended
(millions of U.S. dollars)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Revenue	$1,421	$1,392	$2,762	$2,691

Operating profit from continuing operations (1)
Olefins/Polyolefins (2)	$340	$367	$648	$648
Performance Styrenics	1	2	6	5
Operating profit from the businesses from continuing operations (3)	341	369	654	653

Corporate costs	(49)	(21)	(73)	(44)
Operating profit from continuing operations	$292	$348	$581	$609

Profit for the period	$189	$225	$380	$388

Cash provided by operating activities	$401	$213	$633	$258

(1)         Profit from continuing operations before finance costs, net, income taxes and other losses, net. See Supplemental Measures.

(2)         Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.

(3)         See Supplemental Measures.

Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights

	Three Months Ended		Six Months Ended
(millions of U.S. dollars, except as noted)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Revenue	$1,350	$1,324	$2,618	$2,552

Depreciation and amortization	$72	$60	$140	$122

Operating profit (loss) (1)
Joffre Olefins	$230	$204	$534	$392
Corunna Olefins	90	98	135	142
Polyethylene	(52)	70	(55)	149
Eliminations	72	(5)	34	(35)
Total operating profit	$340	$367	$648	$648

Capital spending	$53	$29	$86	$52

Polyethylene sales volume (millions of pounds) (2)	860	724	1,666	1,504

(1)         See Supplemental Measures.

(2)         Third-party sales.

Average Benchmark Prices (1)

	Three Month Average		Six Month Average
(U.S. dollars per pound, except as noted)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Principal Products:
Ethylene (2)	$0.47	$0.58	$0.51	$0.53
Polyethylene — linear low density butene liner (3)	$0.72	$0.77	$0.73	$0.73
Polyethylene — weighted-average benchmark (3)	$0.74	$0.78	$0.75	$0.75
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$1.88	$4.00	$2.01	$3.91
NYMEX natural gas (dollars per mmBTU) (4)	$2.26	$4.36	$2.52	$4.25
WTI crude oil (dollars per barrel) (5)	$93.49	$102.56	$98.21	$98.33

(1)         Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)         Source: Chemical Market Associates, Inc. (“CMAI”) U.S. Gulf Coast Net Transaction Price.

(3)         Source. Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.

(4)         Source: Canadian Gas Price Reporter.  AECO gas is weighted-average daily spot gas price.  NYMEX gas is Henry Hub 3-Day Average Close.

(5)         Source: Platt’s.  NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

Operating profit was $340 million in the second quarter of 2012 compared to operating profit of $367 million in the second quarter of 2011.  The decline was primarily due to lower margins partially offset by increased sales volume, and an increase in depreciation expense.

Operating profit of $648 million in the first half of 2012 was equal to operating profit of $648 million in the first half of 2011.  Reduced margins and increased depreciation expense were offset by increased in sales volume.

Joffre Olefins

Second Quarter 2012 Versus Second Quarter 2011

Joffre Olefins reported operating profit of $230 million in the second quarter of 2012, up from $204 million in the second quarter of 2011.  The improvement was due to higher sales volume and lower feedstock costs, partially offset by lower selling prices.  Feedstock costs were lower as average AECO natural gas prices were down by more than 50% in the second quarter of 2012 compared to the second quarter of 2011.

Beginning in early June 2012 and ending in mid-July 2012, our Ethylene 1 facility in Joffre, Alberta, completed a planned maintenance turnaround.

Six Months Ended June 30, 2012 Versus Six Months Ended June 30, 2011

Joffre Olefins reported operating profit of $534 million in the six months ended June 30, 2012, up from $392 million in the same period one year ago. The improvement was primarily due to higher sales volume and lower feedstock costs.  Feedstock costs were lower as average AECO natural gas prices were down by nearly 50% in the first six months of 2012 compared to the first six months of 2011.

Corunna Olefins

Second Quarter 2012 Versus Second Quarter 2011

Corunna Olefins reported operating profit of $90 million in the second quarter of 2012, compared to operating profit of $98 million in the second quarter of 2011.  The decrease in operating profit was primarily due to an increase in depreciation expense resulting from the completion of the maintenance turnaround at the end of 2011.  There was also a decrease in margins during the second quarter of 2012 which was partially offset by an increase in sales volume.  Average co-product prices decreased in the second quarter of 2012 compared to the second quarter of 2011, with butadiene decreasing by 1% and chemical grade propylene decreasing by 27%.

In the second quarter of 2012, we began utilizing E/P mix as one of the feedstocks for our Corunna cracker.  Utilizing E/P feedstock is another crucial step in the diversification of our Corunna feedstock sources as we convert the facility to consume up to 100% natural gas liquids.  The site is now connected via pipeline to Conway, Kansas for transportation of this feedstock.

Six Months Ended June 30, 2012 Versus Six Months Ended June 30, 2011

Corunna Olefins reported operating profit of $135 million in the six months ended June 30, 2012, compared to $142 million in the six months ended June 30, 2011.  The decrease in operating profit was primarily due to an increase in depreciation expense resulting from the completion of the maintenance turnaround at the end of 2011.  There was also a decrease in margins during the first half of 2012 which was partially offset by an increase in sales volume.  Average co-products prices were mixed in the first half of 2012 compared to the first half of 2011, with butadiene increasing by 10% and chemical grade propylene decreasing by 17%.

Beginning on January 1, 2012, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Performance Styrenics segment.  See the Performance Styrenics segment below for more information.

Polyethylene

Second Quarter 2012 Versus Second Quarter 2011

The Polyethylene segment operating loss of $52 million in the second quarter of 2012 was down from operating profit of $70 million in the second quarter of 2011.  Higher sales volume was more than offset by higher raw material costs and lower selling prices.

The average North American industry linear-low density polyethylene butene liner price was 72¢ per pound in the second quarter of 2012, lower than the 77¢ per pound average for the second quarter of 2011, according to Townsend Polymer Services and Information (“TPSI”).

Six Months Ended June 30, 2012 Versus Six Months Ended June 30, 2011

The Polyethylene segment operating loss of $55 million in the six months ended June 30, 2012 was down from operating profit of $149 million in the six months ended June 30, 2011. Margins decreased as selling prices declined and feedstock costs increased.

In late 2011, our Mooretown low-density polyethylene facility suffered an unplanned shutdown. We will need to perform extensive repairs to return the facility to full operations; however, in the interim, we have modified the facility and are operating it at lower production rates.  As a result, in April 2012, we ended the Force Majeure for a limited number of our low-density polyethylene grades.  For the balance of our low-density polyethylene product slate, we expect the Force Majeure to remain in effect until full operations are restored at the facility, which we anticipate to be in the second quarter of 2013.  The impact to first half of 2012 operating income in the Olefins/Polyolefins business unit was in the range of $40 to $45 million after mitigation efforts, which included selling excess ethylene to third party customers.

Polyethylene sales volume was 1,666 million pounds in the first half of 2012, which was higher than the 1,504 million pounds sold during the same period a year ago, primarily because no planned maintenance turnaround activities were scheduled in the first half of 2012, which more than offset the impact of the production issue at our Mooretown low-density polyethylene facility. The average North American industry linear-low density polyethylene butene liner price was 73¢ per pound in the first half of 2012 which was flat with the first half of 2011, according to TPSI.

Beginning January 1, 2011, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Joffre Olefins segment to our Polyethylene segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Polyethylene segment.  We accounted for the change on a prospective basis.  If we had accounted for the change on a retrospective basis by revaluing inventory as of January 1, 2011, operating profit for the Polyethylene segment and eliminations would have been approximately $30 million lower for the first six months of 2011.

PERFORMANCE STYRENICS

Financial Highlights from Continuing Operations

	Three Months Ended		Six Months Ended
(millions of U.S. dollars, except as noted)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Revenue	$84	$79	$171	$160

Depreciation and amortization	$1	$1	$1	$1

Operating profit (1)	$1	$2	$6	$5

Capital spending	$1	$2	$1	$2

Sales volume (millions of pounds) (2)	64	66	131	130

(1)         See Supplemental Measures.

(2)         Third-party sales.

Average Benchmark Prices (1)

	Three Month Average		Six Month Average
(U.S. dollars per pound)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Styrene Monomer	$0.74	$0.76	$0.74	$0.75
Expandable Polystyrene	$1.08	$1.05	$1.07	$1.02

(1)         Source:  CMAI.  Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

Beginning on January 1, 2012, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Performance Styrenics segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Olefins segments to our Polyethylene segment.  We accounted for the change on a prospective basis. If we had accounted for the change on a retrospective basis, operating profit for the second quarter of 2011 would have been approximately $4 million higher for the Corunna Olefins segment and approximately $4 million lower for the Performance Styrenics segment.  For the six months ended June 30, 2011, operating profit would have been approximately $6 million higher for the Corunna Olefins segment and approximately $6 million lower for the Performance Styrenics segment.  Operating profit for the Performance Styrenics segment and eliminations would have been approximately $2 million lower for the first half of 2012 if we had accounted for the change on a retrospective basis by revaluing inventory as of January 1, 2012.

Second Quarter 2012 Versus Second Quarter 2011

The Performance Styrenics segment reported operating profit from continuing operations of $1 million in the second quarter of 2012 compared to operating profit from continuing operations of $2 million in the second quarter of 2011.  The decrease was primarily due to feedstock costs increasing more than selling prices for EPS.

Six Months Ended June 30, 2012 Versus Six Months Ended June 30, 2011

The Performance Styrenics segment reported operating profit from continuing operations of $6 million in the six months ended June 30, 2012, compared to operating profit from continuing operations of $5 million in the six months ended June 30, 2011.  The slight increase was primarily due to higher EPS margins.

In May 2012, we announced that we signed a letter of intent with PFB, for a subsidiary of PFB to acquire our Performance Styrenics business, including the EPS and ARCEL resin products.  We expect to acquire an equity stake in PFB and hold two seats on PFB’s Board of Directors following closing.  We expect definitive agreements to be executed during the third quarter, and closing to occur by the end of 2012.  The acquisition is subject to the definitive agreement being entered into and other customary conditions, including our Board of Directors’ approval and PFB’s Board of Directors’ and shareholder approval.

Assets Held for Sale and Discontinued Operations

During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction businesses, collectively known as SYNTHEON.  In July 2012, we reached an agreement with our Mexico joint venture partner, GRUPO Idesa, regarding the sale of our 50% interest in the NOVIDESA joint venture to GRUPO Idesa.  We expect the sale to close in the third quarter of 2012.  Additionally, after the end of the second quarter of 2012, we decided we would begin to wind down Accelerated Building Technologies LLC and its related technologies, while, on a parallel path, continuing to entertain strategic options, including a sale of these assets, which, in either case, we expect would be completed by the end of 2012.  The remaining assets and associated businesses of SYNTHEON continue to be available for immediate sale and can be sold to a potential buyer(s) in their current condition.  Management expects any potential disposal to be completed by the end of 2012. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities as held for sale for all periods presented.

CORPORATE

	Three Months Ended		Six Months Ended
(millions of U.S. dollars)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Corporate operating costs	$(35)	$(30)	$(61)	$(55)
Mark-to-market feedstock derivatives (1)	(6)	8	(6)	9
Foreign exchange (loss) gain	(5)	3	(1)	7
Depreciation and amortization	(3)	(2)	(5)	(5)
Operating loss from continuing operations (2)	$(49)	$(21)	$(73)	(44)

(1)         We are required to record on the statement of financial position the market value of open derivative positions which either do not qualify for hedge accounting treatment or are not designated by us as qualifying hedges.  The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period.  These mark-to-market adjustments are recorded in the feedstock and operating costs line on the consolidated income statements and as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.

(2)         See Supplemental Measures.

Corporate Operating Costs

Corporate operating costs increased during the second quarter of 2012 and the first half of 2012 as compared to the second quarter of 2011 and the first half of 2011 primarily due to an increase in compensation related costs.

Mark-to-Market Feedstock Derivatives

During the second quarter of 2012, we recorded an unrealized loss of $6 million in the mark-to-market value of our open feedstock positions.  We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to the fourth quarter of 2012.  During the second quarter of 2012, we entered into trades that lock-in ethane spreads on small volumes of E/P mix that extend through the second quarter of 2013. From time-to-time, our portfolio also includes trades to re-price feedstock inventory, and lock-in at a fixed price, small volumes of our winter natural gas requirements. During the second quarter of 2011, we recorded an unrealized gain of $8 million.

Capitalization, Liquidity and Cash Flow

Capitalization

(millions of U.S. dollars)	June 30 2012	Dec. 31 2011
Long-term debt due within one year (1)	$2	$582
Long-term debt	1,367	1,159
Less: cash and cash equivalents (2)	(953)	(960)
Total debt, net of cash and cash equivalents	$416	$781

Total equity	$2,736	$2,380

Quarterly decrease in debt, net of cash (3)	$274	$80

(1)       At December 31, 2011, includes our $400 million 6.5% notes which were repaid in January 2012 and drawn amounts on the accounts receivable securitization programs which were extended in 2012 and subsequently reclassified to long-term debt.

(2)       Does not include cash of disposal group classified as held for sale.

(3)       Benchmarked against the previous applicable quarter.

Liquidity

We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents.  NOVA Chemicals’ total liquidity at June 30, 2012 was $1,501 million, a slight decrease from total liquidity of $1,508 million at December 31, 2011.

We have three revolving credit facilities totaling $565 million as of June 30, 2012 and December 31, 2011.  As of June 30, 2012 and December 31, 2011, we had utilized $17 million of our revolving credit facilities.

On January 17, 2012, we repaid our $400 million 6.5% notes using cash-on-hand.

We have two accounts receivable securitization programs (one in the U.S. and one in Canada).  In January 2012, we amended our Canadian accounts receivable securitization program to extend the term for three years to February 11, 2015.  The Canadian program allows for maximum funding of $100 million.  In February 2012, we amended our U.S. accounts receivable securitization program to extend the term for two years to January 30, 2014 and to increase the maximum funding from $100 million to $125 million.  At June 30, 2012, the combined balance under the programs was $201 million and is included in long-term debt.  At December 31, 2011, the combined balance under the programs was $182 million and was included in long-term debt due within one year.  At June 30, 2012 and December 31, 2011, the maximum funding availability of the programs was $225 million and $200 million, respectively.

Our $425 million senior secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling twelve month basis and a debt-to-capitalization ratio not to exceed 60%.  We were in compliance with these covenants at June 30, 2012.

Inflows and Outflows of Cash

During the second quarter of 2012, we generated $406 million in cash from operating activities from continuing operations.  Funds from operations were $355 million. Working capital decreased by $82 million primarily due to a decrease in accounts receivable as a result of lower selling prices in our Olefins/Polyolefins business unit, offset slightly by higher sales volume.  Capital expenditures and turnaround costs totaled $79 million for the three months ended June 30, 2012.  The net increase in cash and cash equivalents for the second quarter of 2012 was $259 million.

For the six months ended June 30, 2012, we generated $641 million in cash from operating activities from continuing operations.  Funds from operations were $693 million. Working capital decreased by $76 million in the first half of 2012, primarily due to a decrease in accounts receivable as a result of lower selling prices in our Olefins/Polyolefins business unit as well as reduced inventory volume and pricing.  Capital expenditures and turnaround costs totaled $116 million for the six months ended June 30, 2012.  During the first half of 2012, we repaid our $400 million 6.5% notes using cash-on-hand, as well as paid a $75 million distribution to our shareholder.  The net decrease in cash and cash equivalents for the first six months of 2012 was $7 million.

Feedstock Derivative Positions

We maintain a derivatives program to manage risk associated with our feedstock purchases.  In the second quarter of 2012, we recorded no net after-tax gain or loss on realized positions. In the second quarter of 2011, we recorded a $2 million net after-tax loss on realized positions.

Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.  See Mark-to-Market Feedstock Derivatives in Corporate above for more details.

Summary Quarterly Financial Information

	2012		2011				2010
(millions of U.S. dollars)	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 1 to Sep. 30	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 1 to Sep. 30

Revenue	$1,421	$1,341	$1,102	$1,448	$1,392	$1,299	$1,170	$1,072
Operating profit from continuing operations (1)	$292	$289	$144	$254	$348	$261	$132	$118
Profit	$189	$191	$77	$150	$225	$163	$63	$58

(1)          See Supplemental Measures.

Changes in Profit

(millions of U.S. dollars)	Q2 2012 Compared to Q2 2011	First Six Months 2012 Compared to First Six Months 2011
Lower operating margin(1)	$(48)	$(11)
Higher research and development	(1)	(2)
Higher sales and marketing	—	(1)
Higher general and administrative	(7)	(14)
Lower finance costs, net	10	21
Lower other losses, net	—	3
Lower income tax expense	8	14
Higher (lower) profit from discontinued operations	2	(18)
Decrease in profit	$(36)	$(8)

(1)          Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Profit decreased during the second quarter and first half of 2012 compared to the second quarter and first half of 2011 primarily due to an increase in depreciation expense and a decline in the mark-to-market values of our open feedstock derivatives, offset slightly during the six month period by higher margins in our Olefins/Polyolefins business unit.

General and administrative expenses increased during the second quarter and first half of 2012 compared to the second quarter and first half of 2011 primarily due to an increase in compensation related costs.

Finance costs, net, were lower during the second quarter and first half of 2012 compared to the second quarter and first half of 2011 primarily due to the maturity and repayment of our $400 million 6.5% notes in January 2012 and a decrease in finance costs on our revolving credit facilities.

For the first half of 2012, other losses, net, decreased compared to the first half of 2011 primarily due to losses recognized related to U.S. patent litigation in the first half of 2011.

Income tax expense was lower in the second quarter and first half of 2012 compared to the second quarter and first half of 2011 primarily due to lower tax rates and income earned outside of Canada.

Supplemental Measures

We present certain supplemental measures below, which do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.  We believe that certain non-GAAP financial measures, when presented in conjunction with comparable IFRS financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance.  Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators.  These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

•      Operating Profit From Continuing Operations — profit from continuing operations before finance costs, net, income taxes and other gains and losses.  This measure assists readers in analyzing our profit from continuing operations.

	Three Months Ended		Six Months Ended
(millions of U.S. dollars)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Reconciliation of operating profit from continuing operations to profit for the period
Operating profit from continuing operations	$292	$348	$581	$609
Finance costs, net	(30)	(40)	(63)	(84)
Other losses, net	(4)	(4)	(6)	(9)
Income tax expense	(65)	(73)	(122)	(136)
Profit from continuing operations	193	231	390	380
(Loss) profit from discontinued operations, net of tax	(4)	(6)	(10)	8
Profit for the period	$189	$225	$380	$388

•      Operating Profit from the Businesses from Continuing Operations — represents operating profit from continuing operations from the Olefins/Polyolefins business unit and the Performance Styrenics segment.  This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•      Senior Debt-to-Cash Flow — equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. This measure is provided to assist readers in calculating our financial covenant.

•      Consolidated Cash Flow — equals consolidated profit (loss), plus finance costs, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. The Consolidated Cash Flow calculation is performed on a rolling twelve months.  This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•      Debt-to-Capitalization — equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder’s Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

•      Net Consolidated Debt — equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding debt of certain subsidiaries and any non-recourse debt, less cash and cash equivalents as reflected on our Consolidated Statement of Financial Position (excluding cash and cash equivalents of certain subsidiaries). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•      Consolidated Shareholder’s Equity — equals consolidated equity as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements

		Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	Notes	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Revenue		$1,421	$1,392	$2,762	$2,691

Feedstock and operating costs		1,067	990	2,061	1,979
Research and development		11	10	21	19
Sales and marketing		7	7	15	14
General and administrative		44	37	84	70
		1,129	1,044	2,181	2,082
Operating profit from continuing operations		292	348	581	609

Finance costs, net	5	(30)	(40)	(63)	(84)
Other losses, net		(4)	(4)	(6)	(9)
		(34)	(44)	(69)	(93)
Profit before income taxes from continuing operations		258	304	512	516
Income tax expense	6	(65)	(73)	(122)	(136)
Profit from continuing operations		193	231	390	380
(Loss) profit from discontinued operations, net of tax	7	(4)	(6)	(10)	8
Profit for the period		$189	$225	$380	$388

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

		Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	Notes	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Profit for the period		$189	$225	$380	$388

Exchange differences on translation of foreign operations from continuing operations		—	(1)	—	—
Exchange differences on translation of foreign operations from discontinued operations		—	—	1	1
Recycled to income statement on disposal of foreign operations		—	—	—	(5)
		—	(1)	1	(4)

Actuarial losses arising from employee benefit plan liabilities		(26)	(2)	(31)	(7)
Income tax effect		5	1	6	2
	3	(21)	(1)	(25)	(5)
Other comprehensive loss for the period, net of tax		(21)	(2)	(24)	(9)
Total comprehensive income for the period, net of tax		$168	$223	$356	$379

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Financial Position

(unaudited, millions of U.S. dollars)	Notes	June 30 2012	Dec. 31 2011
Assets
Current assets
Cash and cash equivalents		$953	$960
Trade and other receivables		447	510
Inventories		537	575
Income taxes receivable		27	31
Restricted cash	11	85	85
Other current assets		89	82
		2,138	2,243
Assets held for sale	7	21	22
		2,159	2,265

Intangible assets		419	435
Other non-current assets		30	25
Deferred tax asset		21	37
Property, plant and equipment	8	3,420	3,446
		$6,049	$6,208
Liabilities and Equity
Current liabilities
Trade and other payables		$349	$343
Other current liabilities		77	178
Income taxes payable		10	40
Provisions	10	109	109
Long-term debt due within one year	9	2	582
		547	1,252
Liabilities associated with assets held for sale	7	8	7
		555	1,259

Long-term debt	9	1,367	1,159
Other non-current liabilities		52	48
Employee benefit plan liability	3	452	449
Provisions	10	101	105
Deferred tax liability		786	808
		3,313	3,828
Equity
Issued capital		786	786
Foreign currency translation reserve		(2)	(3)
Retained earnings		1,952	1,597
		2,736	2,380
		$6,049	$6,208

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

(unaudited, millions of U.S. dollars)	Issued capital	Foreign currency translation reserve	Retained earnings	Total equity

At December 31, 2010	$861	$2	$1,108	$1,971

Profit for the period	—	—	163	163
Other comprehensive loss	—	(3)	(4)	(7)
Total comprehensive income	—	(3)	159	156

At March 31, 2011	861	(1)	1,267	2,127
Profit for the period	—	—	225	225
Other comprehensive loss	—	(1)	(1)	(2)
Total comprehensive income	—	(1)	224	223
At June 30, 2011	$861	$(2)	$1,491	$2,350

At December 31, 2011	$786	$(3)	$1,597	$2,380

Profit for the period	—	—	191	191
Other comprehensive income (loss)	—	1	(4)	(3)
Total comprehensive income	—	1	187	188

At March 31, 2012	786	(2)	1,784	2,568
Profit for the period	—	—	189	189
Other comprehensive loss	—	—	(21)	(21)
Total comprehensive income	—	—	168	168
At June 30, 2012	$786	$(2)	$1,952	$2,736

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2012	June 30 2011	June 30 2012	June 30 2011

Operating activities
Profit before tax	$254	$298	$502	$524
Loss (profit) from discontinued operations, net of tax	4	6	10	(8)
Profit before tax from continuing operations	258	304	512	516
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	76	63	146	128
Unrealized loss (gain) on derivatives	6	(8)	6	(9)
Unrealized foreign exchange gain	(1)	(3)	(1)	(1)
Movements in provisions and pensions	(13)	—	(31)	(9)
Finance costs	29	39	61	82
	355	395	693	707

Working capital adjustments:
Trade and other receivables	74	34	64	(51)
Inventories	31	(157)	39	(263)
Other current assets	(2)	5	(11)	1
Trade and other payables	(24)	(2)	4	26
Other current liabilities	3	(34)	(20)	(38)
	82	(154)	76	(325)
Changes in other non-current assets and liabilities	5	2	2	(2)
	87	(152)	78	(327)

Interest received	1	2	2	3
Income tax payments, net of refunds	(37)	(28)	(132)	(117)
Cash provided by operating activities from continuing operations	406	217	641	266
Cash used in operating activities from discontinued operations	(5)	(4)	(8)	(8)
Cash provided by operating activities	401	213	633	258

Investing activities
Purchase of property, plant and equipment	(54)	(31)	(88)	(54)
Capitalized interest	(1)	—	(1)	—
Turnaround costs	(24)	(12)	(27)	(14)
(Payments) proceeds from sale of investment in joint ventures	(2)	(13)	(2)	52
Proceeds from dissolution of other investments	—	—	—	5
Cash used in investing activities	(81)	(56)	(118)	(11)

Financing activities
Long-term debt repayments	—	(9)	(400)	(10)
(Decrease) increase in accounts receivable securitization funding	(19)	9	18	21
Interest paid	(42)	(43)	(65)	(68)
Distribution paid	—	—	(75)	—
Cash used in financing activities	(61)	(43)	(522)	(57)

Increase (decrease) in cash and cash equivalents	259	114	(7)	190
Cash and cash equivalents, beginning of period	694	382	960	306
Cash and cash equivalents, end of period	$953	$496	953	$496

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements

(unaudited, millions of U.S. dollars, unless otherwise noted)

1.              Corporate information

These unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the three and six months ended June 30, 2012 and 2011 were authorized for issue in accordance with a resolution adopted by the audit committee of our Board of Directors on August 8, 2012.  NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5.  Where used in these financial statements, “NOVA Chemicals” or the “Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries, depending on the context in which such terms are used.

2.              Basis of preparation and accounting policies

Basis of preparation

Our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2012 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2011.

The same accounting policies and methods of computation were followed in the preparation of these unaudited interim condensed consolidated financial statements as were followed in the preparation of the audited consolidated financial statements for the year ended December 31, 2011, except for the changes discussed below.

Changes in accounting policies and disclosures

New and amended standards and interpretations

Our accounting policies adopted are consistent with those of the prior period, except for the following amended standards effective as of January 1, 2012:

Amendments to IAS 12: Deferred Tax — Recovery of Underlying Assets, amends IAS 12, Income Taxes, by creating an exception to the principle that the measurement of deferred tax liabilities and deferred tax assets should reflect the tax consequences that would follow from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities. In specified circumstances, such as when the deferred tax liability or asset arises from investment property or property, plant and equipment or intangible assets measured using the revaluation model, the measurement of deferred tax liabilities and assets should reflect a rebuttable presumption that the carrying amount of the underlying asset will be recovered entirely by sale. Standing Interpretations Committee (“SIC”) 21, Income Taxes—Recovery of Revalued Non-Depreciable Assets, is no longer applicable to investment properties carried at fair value. The remaining guidance from SIC 21 was added to IAS 12, which requires businesses to measure the deferred tax relating to an asset to be measured based upon the expectation that the carrying amount of the asset will be recovered by selling the asset or using it. The amendments are effective January 1, 2012.  The application of the amended standard did not have an impact on our consolidated financial statements.

The IASB’s amendment to IFRS 7, Financial Instruments: Disclosures is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted.  The amendment relates to required annual disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity’s financial position. We adopted this amendment as of January 1, 2012 and the required disclosures, if any, will be reflected in our annual consolidated financial statements.

Standards issued but not yet effective

In May 2012, the IASB issued Annual Improvements to IFRSs: 2009-2011 Cycle as a result of its annual improvement process and incorporates amendments to five standards.  The amendments are effective for annual periods beginning on or after January 1, 2013 and will be applied retrospectively.  We are currently evaluating the impact of adopting these amendments.

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12).  The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements as well as provide additional transition relief in IFRS 10, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, limiting the requirement to provide adjusted comparative information to only the preceding comparative period.  The amendments are effective for annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, IFRS 11 and IFRS 12.  We are currently evaluating the impact of adopting these amendments.

3.              Significant accounting judgments, estimates and assumptions

The preparation of our unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.  Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Except as described below, the judgments, estimates and assumptions applied in our unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2012, including the key sources of estimation uncertainty were the same as those applied in our audited consolidated financial statements for the year ended December 31, 2011.

The cost and obligations for our defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligations are determined using actuarial valuations.  An actuarial valuation involves making various assumptions which may differ from actual developments in the future.  These include the determination of the discount rate, future salary increases, mortality rates and future pension indexation increases.  Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions.  Also, given the allocation of assets, the market value of the plans’ assets are sensitive to change in capital markets.  All significant assumptions and asset values are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration of projected cash flows of our pension obligations.  The mortality rate is based on publicly available mortality tables for the specific country.  Future salary increases are based on our long-term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.

Given the decrease in interest rates during the first half of 2012, management decreased the discount rates used in determining our pension and post-retirement obligations and applied actual asset values as of June 30, 2012.  These changes increased our employee benefit plan liability by $33 million at June 30, 2012 and decreased other comprehensive income and equity by $26 million for the three and six months ended June 30, 2012.

4.              Segmented information

The following tables provide information for each reportable operating segment.

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Revenue
Joffre Olefins	$437	$466	$972	$933
Corunna Olefins	732	710	1,368	1,300
Polyethylene	569	545	1,130	1,085
Performance Styrenics	84	79	171	160
Eliminations	(401)	(408)	(879)	(787)
	$1,421	$1,392	$2,762	$2,691

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Operating profit (loss) from continuing operations
Joffre Olefins	$230	$204	$534	$392
Corunna Olefins	90	98	135	142
Polyethylene	(52)	70	(55)	149
Performance Styrenics	1	2	6	5
Corporate	(49)	(21)	(73)	(44)
Eliminations	72	(5)	34	(35)
Operating profit from continuing operations	$292	$348	$581	$609
Finance costs, net	(30)	(40)	(63)	(84)
Other losses, net	(4)	(4)	(6)	(9)
Profit before income taxes from continuing operations	$258	$304	$512	$516

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Depreciation and amortization
Joffre Olefins	$37	$35	$75	$71
Corunna Olefins	11	5	21	10
Polyethylene	24	20	44	41
Performance Styrenics	1	1	1	1
Corporate	3	2	5	5
	$76	$63	$146	$128

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Capital Spending
Joffre Olefins	$11	$7	$20	$11
Corunna Olefins	21	11	32	22
Polyethylene	21	11	34	19
Performance Styrenics	1	2	1	2
Corporate	1	—	2	—
	$55	$31	$89	$54

(unaudited, millions of U.S. dollars)	June 30 2012	Dec. 31 2011
Assets
Joffre Olefins	$2,347	$2,396
Corunna Olefins	673	742
Polyethylene	1,709	1,745
Performance Styrenics	123	118
Corporate	1,202	1,237
Eliminations	(5)	(30)
	$6,049	$6,208

5.    Finance costs

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Interest on long-term debt	$27	$35	$55	$71
Interest on securitizations and other	4	6	9	14
Accretion of decommissioning provisions	1	1	2	2
Finance costs	32	42	66	87
Capitalized borrowing costs	(1)	—	(1)	—
Finance income	(1)	(2)	(2)	(3)
Finance costs, net	$30	$40	$63	$84

6.    Income taxes

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Profit before income taxes from continuing operations	$258	$304	$512	$516
Statutory income tax rate	25.0%	26.5%	25.0%	26.5%
Computed income tax expense	64	81	128	137
Increase (decrease) in taxes resulting from:
Higher effective foreign tax rates	1	—	1	—
Unrecognized loss carryforwards	(1)	(5)	(7)	(1)
Other	1	(3)	—	—
Income tax expense	$65	$73	$122	$136

The major components of income tax expense in the unaudited interim consolidated income statements are:

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2012	June 30 2011	June 30 2012	June 30 2011
Income taxes
Current income tax expense	$59	$70	$138	$108
Deferred income tax expense (recovery)	6	3	(16)	28
Income tax expense	65	73	122	136
Income tax recovery recognized in other comprehensive income	(5)	(1)	(6)	(2)
Total income taxes	$60	$72	$116	$134

7.    Assets and liabilities held for sale and discontinued operations

INEOS NOVA joint venture

On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. (“INEOS”) providing for the sale of our 50% interest in the INEOS NOVA joint venture.  The negotiated sale price was subject to several deductions.  Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture’s net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities.

The sale closed on February 28, 2011.  At closing we received approximately $65 million (€47 million). During the second quarter of 2011, we finalized estimates of certain pension liabilities and paid INEOS $13 million, resulting in net proceeds totaling $52 million during the six months ended June 30, 2011. We recognized an additional loss on the sale of $2 million during the second quarter of 2011, for a total loss of $4 million for the six months ended June 30, 2011. This amount did not represent our final net proceeds from the sale, because other pension liabilities that were estimated as of closing had not been finalized. We received regulatory approval in April 2012 to finalize the remaining pension liability, paid INEOS $2 million and recorded an additional loss on the sale of $1 million during the three and six months ended June 30, 2012.  Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented.

SYNTHEON

During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction business, collectively known as SYNTHEON.  The SYNTHEON portfolio of businesses includes SYNTHEON Inc.; Accelerated Building Technologies LLC (“ABT”); NCE Inc.; NOVA Chemicals Chile Limitada; our 50% interest in both Novidesa S.A. de C.V. (“NOVIDESA”)and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures); and intellectual property relating to both the building and construction products and Elemix® concrete additive.  We initially anticipated that the sale would be completed in 2010; however negotiations with the intended acquirer ended without a sale being completed.  In July 2012, we reached an agreement with our Mexico joint venture partner, GRUPO Idesa, regarding the sale of our interest in the NOVIDESA joint venture to GRUPO Idesa.  We expect the sale to close in the third quarter of 2012.  Additionally, after the end of the second quarter of 2012, we decided we would begin to wind down ABT and its related technologies, while, on a parallel path, continuing to entertain strategic options, including a sale of these assets, which, in either case, we expect would be completed by the end of 2012.  The remaining assets and associated businesses of SYNTHEON continue to be available for immediate sale and can be sold to a potential buyer(s) in their current condition.  Management expects any disposals to be completed by the end of 2012.  Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of June 30, 2012 and December 31, 2011.

Summarized financial information for our 50% interest in the former INEOS NOVA joint venture (“INJV”) and SYNTHEON are presented below:

(unaudited, millions of U.S.	Three Months Ended June 30, 2012			Three Months Ended June 30, 2011			Six Months Ended June 30, 2012			Six Months Ended June 30, 2011
dollars)	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total

Revenues	$—	$6	$6	$—	$4	$4	$—	$13	$13	$—	$8	$8

(Loss) profit from discontinued operations, before tax	$—	$(3)	$(3)	$—	$(3)	$(3)	$—	$(9)	$(9)	$22	$(6)	$16
Loss on disposal, before tax	(1)	—	(1)	(2)	—	(2)	(1)	—	(1)	(4)	—	(4)
Income tax expense	—	—	—	—	(1)	(1)	—	—	—	(4)	—	(4)
(Loss) profit from discontinued operations, net of tax	$(1)	$(3)	$(4)	$(2)	$(4)	$(6)	$(1)	$(9)	$(10)	$14	$(6)	$8

	June 30 2012	Dec. 31 2011
(unaudited, millions of U.S. dollars)	SYNTHEON	SYNTHEON

Current assets
Cash and cash equivalents	$2	$2
Trade and other receivables	7	5
Inventories	2	2
Other current assets	2	2
	13	11
Investments in joint ventures	1	3
Property, plant and equipment	7	8
Assets held for sale	$21	$22

Current liabilities
Trade and other payables	$7	$7
Income taxes payable	1	—
	8	7
Liabilities associated with assets held for sale	$8	$7

8.   Property, plant and equipment

(unaudited, millions of U.S. dollars)	Land	Buildings, structures & production plants	Machinery & equipment	Information system hardware	Vehicles	Office furniture & fixtures	Assets under construction	Total

Cost
At December 31, 2011	$44	$3,832	$12	$13	$8	$9	$109	$4,027
Additions	—	33	—	2	—	—	81	116
Disposals	—	(17)	—	—	—	—	—	(17)
Transfers	—	50	—	1	1	—	(52)	—
At June 30, 2012	$44	$3,898	$12	$16	$9	$9	$138	$4,126

Depreciation
At December 31, 2011	$—	$568	$3	$7	$1	$2	$—	$581
Depreciation	—	126	2	2	1	—	—	131
Disposals	—	(6)	—	—	—	—	—	(6)
At June 30, 2012	$—	$688	$5	$9	$2	$2	$—	$706

Net book value
At June 30, 2012	$44	$3,210	$7	$7	$7	$7	$138	$3,420
At December 31, 2011	$44	$3,264	$9	$6	$7	$7	$109	$3,446

Capitalized borrowing costs

The amount of borrowing costs capitalized during the three and six months ended June 30, 2012 was $1 million.  A weighted average borrowing rate of approximately 7% was used to determine the amount of costs eligible for capitalization.

Capital commitments

See Note 11 for capital commitments.

9.              Long-term debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		June 30 2012	Dec. 31 2011
Revolving credit facilities	2013 - 2015	(1)	$—	$—
Unsecured debentures and notes
$400	2012	(2)	—	400
$400	2013	(2)	377	369
$350	2016	(2)	343	342
$350	2019	(2)	342	341
$100	2025	(2)	77	77
			$1,139	$1,529
Accounts receivable securitization programs	2014-2015		201	182
Other debt	2012-2020		29	30
Total			$1,369	$1,741
Less long-term debt due within one year			(2)	(582)
Long-term debt			$1,367	$1,159

(1)	As of June 30, 2012, three facilities totaling $565 million: $425 million due December 17, 2015, $40 million due September 20, 2013 and $100 million due September 20, 2015.
(2)	Callable at the option of the Company at any time.

We have three revolving credit facilities totaling $565 million as of June 30, 2012 and December 31, 2011.  As of June 30, 2012 and December 31, 2011, we had utilized $17 million of our revolving credit facilities.

On January 17, 2012, we repaid our $400 million 6.5% notes using cash-on-hand.

We have two accounts receivable securitization programs (one in the U.S. and one in Canada).  In January 2012, we amended our Canadian accounts receivable securitization program to extend the term for three years to February 11, 2015.  The Canadian program allows for maximum funding of $100 million.  In February 2012, we amended our U.S. accounts receivable securitization program to extend the term for two years to January 30, 2014 and to increase the maximum funding from $100 million to $125 million.  At June 30, 2012, the combined balance under the programs was $201 million and is included in long-term debt.  At December 31, 2011, the combined balance under the programs was $182 million and was included in long-term debt due within one year.  At June 30, 2012 and December 31, 2011, the maximum funding availability of the programs was $225 million and $200 million, respectively.

Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling twelve month basis and a debt to capitalization ratio not to exceed 60%.  We were in compliance with these covenants at June 30, 2012.

As of June 30, 2012, we had $42 million ($43 million as of December 31, 2011) outstanding on our standby letter of credit facility.

10.             Provisions

(unaudited, millions of U.S. dollars)	Restructuring	Decommissioning	Environmental	Legal	Total
At December 31, 2010	$4	$99	$3	$92	$198
Additions	—	—	—	15	15
Transferred from a disposal group	—	—	2	—	2
Interest expense	—	4	—	—	4
Utilized	(2)	—	—	—	(2)
Reversed	(1)	—	—	—	(1)
Foreign exchange	—	(2)	—	—	(2)
At December 31, 2011	$1	$101	$5	$107	$214
Additions	1	—	—	1	2
Interest expense	—	2	—	—	2
Utilized	(1)	—	—	—	(1)
Reversed	—	(5)	—	—	(5)
Foreign exchange	—	(2)	—	—	(2)
At June 30, 2012	$1	$96	$5	$108	$210

Classified as:	June 30 2012	Dec. 31 2011
Current	$109	$109
Non-current	101	105
	$210	$214

11. Commitments and contingencies

We are involved in litigation from time-to-time in the ordinary course of business. Among these items is a claim filed against us in the Court of Queen’s Bench of Alberta by Dow Chemical Canada ULC and its European affiliate concerning our third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million.

In 2005, The Dow Chemical Company (“Dow Chemical”) filed a complaint against us for alleged patent infringement. The complaint, filed in the Federal District Court in Delaware, alleged that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. In a subsequent bench trial, the judge ruled that Dow Chemical had standing to bring the suit, holding that Dow Chemical continuously owned the patents in suit.

Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical’s standing in the case, the short unexpired term of the patents and the possibility that we would prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical’s motion for a permanent injunction. Accordingly, the court’s order allowed us to continue to sell the alleged infringing grades of the SURPASS resin to existing customers in the United States pending expiration of the patents in October 2011.

We appealed the verdict to the Court of Appeals for the Federal Circuit (“CAFC”) on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the amount of $85 million, which is reported as restricted cash on the consolidated statements of financial position. Oral arguments for the appeal were heard on October 4, 2011. In January 2012, a panel of three CAFC judges affirmed the District Court ruling in a 2-1 non-precedential disposition. In February 2012, we petitioned the CAFC for an en banc (all members of the CAFC) review of the panel decision, which was denied. We are currently preparing a petition for Certiorari (review) with the U.S. Supreme Court to hear our appeal, which is due by August 25, 2012.

The patents at issue in the U.S. patent litigation expired on October 15, 2011. No accruals have been made beyond that date on the sales of the alleged infringing grades of SURPASS resin in the United States. As of June 30, 2012, $107 million (December 31, 2011 — $107 million) has been accrued with respect to this claim, which represents the $76 million award plus $31 million based on sales and interest through June 30, 2012. As of June 30, 2012 and December 31, 2011, both the provision and restricted cash are reported as current on the consolidated statements of financial position.

In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States. We filed our statement of defense and counterclaim in March 2011. In April 2011, the Court ordered the trial to commence in January 2013. A motion was heard on July 26, 2012 to adjourn and the trial was rescheduled to commence on September 9, 2013.  As this litigation is still in its early stages, and we believe it is not probable that Dow Chemical’s action will succeed, no amount has been accrued as of June 30, 2012 with respect to this claim.

Capital commitments

At June 30, 2012, we had capital commitments of $93 million primarily relating to various growth and sustaining capital projects.

Other commitments and contingencies

In late 2011, our Mooretown low-density polyethylene facility suffered an unplanned shutdown. We will need to perform extensive repairs to return the facility to full operations; however, in the interim, we have modified the facility and are operating it at lower production rates.  As a result, in April 2012, we ended the Force Majeure for a limited number of our low-density polyethylene grades.  For the balance of our low-density polyethylene product slate, we expect the Force Majeure to remain in effect until full operations are restored at the facility, which we anticipate to be in the second quarter of 2013.

In May 2012, we signed a memorandum of understanding with Mistral Midstream Inc. to purchase ethane from a proposed gas processing facility to be located in southeast Saskatchewan, Canada.  Ethane from this new facility will be transported on the Vantage Pipeline to Alberta.  The Vantage Pipeline is expected to be commissioned in the second quarter of 2013, subject to receipt of regulatory and other approvals.

In June 2012, we completed a transaction pursuant to which we terminated certain rail car operating leases and entered into an operating lease with a new counterparty for the rail cars previously covered under the terminated leases.  The new operating lease has a 12 year term and will decrease our annual lease payments by approximately $4 million through 2018.

In May 2012, we announced that we signed a letter of intent with PFB Corporation (“PFB”), for a subsidiary of PFB to acquire our Performance Styrenics business, including the EPS and ARCEL resin products.  We expect to acquire an equity stake in PFB and hold two seats on PFB’s Board of Directors following closing.  We expect definitive agreements to be executed during the third quarter, and closing to occur by the end of 2012.  The acquisition is subject to the definitive agreement being entered into and other customary conditions, including our Board of Directors’ approval, and PFB’s Board of Directors’ and shareholder approval.

Forward-Looking Information

This earnings report contains forward-looking information with respect to NOVA Chemicals.  By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information.  Specific forward-looking information contained in this earnings report includes, among others, statements regarding:  the proposed sale of our Performance Styrenics business to a subsidiary of PFB , including the expected timing of execution of definitive agreements and closing and our expected equity stake in PFB and PFB board seats post-closing; the unplanned shutdown of our Mooretown LDPE facility and our plans to operate the facility at lower production rates with a limited range of products until extensive repairs are completed and full operations are restored, which we anticipate to occur in the second quarter of 2013; our plans for SYNTHEON and the expected timing of closing of the sale of our interest in the NOVIDESA joint venture and other disposals of SYNTHEON businesses and assets; our memorandum of understanding with Mistral Midstream Inc. to purchase ethane from a proposed gas processing facility to be located in southeast Saskatchewan, Canada and the expected timing of commissioning of the Vantage Pipeline; and our beliefs regarding our litigation with Dow Chemical.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on March 13, 2012 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

 is a registered trademark of NOVA Brands Ltd.; authorized use.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

ARCEL® and Elemix® are registered trademarks of NOVA Chemicals Inc.

INVESTOR INFORMATION

Contact Information
Phone:	(403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet:	www.novachemicals.com	E-Mail: public@novachem.com

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., P.O. Box 2518

Calgary, Alberta, Canada T2P 5L5

For investors and media – Pace Markowitz (412) 490-4952

NOVA Chemicals files additional information with Canadian securities administrators.  This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com.  This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. at 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6; telephone: 1-800-387-0825 (Canada/US) or (416) 682-3860 (outside Canada/US); e-mail: inquiries@canstockta.com.  Non-registered shareholders should contact their broker or other intermediary for details.

If any holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.